UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BioHiTech Global, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

09074B107
(CUSIP Number)

November 18, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paolino GST Exempt Trust 01
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 330,159
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 330,159
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,159
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12	TYPE OF REPORTING PERSON (See Instructions) OO

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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vincent Paolino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 511,977 (1)
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 511,977 (1)
	8	SHARED DISPOSITIVE POWER 0 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 511,977 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.96%
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Mr. Paolino may be deemed to hold an indirect beneficial interest in 330,159 shares, which are directly beneficially owned by Paolino GST Exempt Trust 01 because he is the sole trustee of Paolino GST Exempt Trust 01.

CUSIP No. 09074B107	13G	Page 3 of 8

Item 1(a).	Name of Issuer:

BioHiTech Global, Inc. (Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

80 Red Schoolhouse Road, Chestnut Ridge, NY 10977

Item 2(a).	Name of Filing Person: The “Reporting Persons” as members of a group under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are:

Vincent Paolino (“Paolino”)

Paolino GST Exempt Trust 01 (“Paolino Trust”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

95 Knickerbocker Road, Demarest, NJ 07627

Item 2(c).	Citizenship:

Paolino is a citizen of the United States.

Paolino Trust is a trust under the laws of the state of New Jersey.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value (the “Common Shares”)

Item 2(e).	CUSIP Number:

09074B107

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Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

Item 4.	Ownership:

As of January 12, 2017;

(a) Amount beneficially owned by all Reporting Persons: 511,977 Common Shares.

(b) Percent of class: 5.96% of the outstanding Common Shares.

(c) Number of shares as to which the Reporting Persons have:

(i) sole power to vote or to direct the vote: 511,977 Common Shares

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition: 511,977 Common Shares

(iv) shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

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Item 8.	Identification and Classification of Members of the Group:

See Item 2(a)-(c)

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2017

PAOLINO GST EXEMPT TRUST 01

By:	/s/ Vincent Paolino
Vincent Paolino, Trustee

/s/ Vincent Paolino
Vincent Paolino, Individually

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EXHIBIT INDEX

Exhibit

Exhibit 1- Joint Filing Agreement dated January 12, 2017